

Richard K. Carrier · 3rd

Chief Executive Officer at GeoToll

Laguna Beach, California, United States · 500+ connections ·

Contact info

 **GeoToll**

 **Fordham Gabelli Sch Business**

Experience



Chief Executive Officer
GeoToll · Full-time
Jun 2013 – Present · 7 yrs 6 mos



SVP, Business Development for Electronic Tolling and Parking Solutions
Penn Credit Corporation
Feb 2014 – Sep 2020 · 6 yrs 8 mos
Newport Beach, CA

Business Development including forming and managing strategic partnerships with leading electronic tolling and parking service integrators.
Lead pursuit teams in obtaining new business.
Develop new information services verticals to assist government agencies in identify ...see mor

Founder and CEO
Tax Collection Associates
Feb 2012 – Dec 2015 · 3 yrs 11 mos
Florida

Tax Collection Associates was founded to provide Homestead Fraud investigative services to County Property Appraisers in Florida. In a strategic partnership with Thomson Reuters, TCA marketed and assisted in the implementation of audit and investigative services.

Founder and CEO

Law Enforcement Systems, Inc.

May 1985 – Nov 2011 · 26 yrs 7 mos

Long Island City, NY

Founder of Law Enforcement Systems, Inc. a debt collection agency specializing in parking, tol
and red light camera. Created DMVRegInfo, an information service system to enable
government agencies to submit license plate numbers of motorists for retrieval of registration
information for billing and collection purposes.   ...see mor

Founder and CEO

Aviation Data Systems, Inc.

Jun 1995 – Jul 2007 · 12 yrs 2 mos

New York

Data collection and analysis of airport flight activity including delay, on time performance, fligh
tracking for noise mitigation and slot allocation. Included General Aviation flight audit and
billing. Provided system to FAA and airport operators including Port Authority of NY & NJ, SFO,
PBI, SAN and OAK.

Education



Fordham Gabelli School of Business

Master of Business Administration (MBA), Business, Management, Marketing, and Related
Support Services

1981 – 1983



